Mail Stop 4561

June 5, 2007

Jitendra S. Saxena
Chief Executive Officer
Netezza Corporation
200 Crossing Boulevard
Framingham, MA 01702

Re: Netezza Corporation
Amendment Nos. 1 and 2 to Form S-1
Filed on May 4 and 15, 2007, respectively
File No. 333-141522

Dear Mr. Saxena:

We have reviewed your amendments to Form S-1 and have the following comments, which are provided to you in addition to the ones issued in our letter dated June 1, 2007.

General

1. We note that you have applied to list your common stock on the NYSE Arca. Please tell us your reasons for choosing this system and whether there are any material differences in this trading system that should be brought to the attention of investors.

2. We are in receipt of your request for confidential treatment and will reply to your request under separate cover. Please be advised that any comments issued in connection with the confidential treatment request must be resolved prior to seeking effectiveness on the above-cited registration statement.

3. Please refer to prior comment 1 of our letter dated April 19, 2007 relating to the price range. We note that you have supplementally provided us with a price range of between $10 and $14. Please note we request that the price range in a preliminary prospectus not exceed $2 if the offering is priced below $20.

4. Please refer to prior comment 3 of our letter dated April 19, 2007. We will contact you separately to discuss our concerns regarding the graphic.

Prospectus Summary, page 1

5. Please refer to prior comments 5 and 25 of our letter dated April 19, 2007. We note from the supporting documentation you provided to us that you paid Winter Corp for its analyst report. As such, please revise to disclose that the report was commissioned by you and provide a consent pursuant to Rule 436 from Winter Corp. To the extent you commissioned any other named reports, similar disclosure and consents should be provided.

6. Please refer to prior comment 7 of our letter dated April 19, 2007. You should disclose an objective basis for identifying the selected customers by name and all of the named customers should be meaningful to the company, such as by generating a minimum amount of revenues. Please revise the disclosure here and in the other locations where you provide a partial listing of customers to clarify that each of the named customers purchased at least $50,000 worth of products from you.

Risk Factors, page 7

7. Please refer to prior comment 9 of our letter dated April 19, 2007. Please revise the Business section to discuss the material terms of the agreements filed in response to this comment—except to the extent that any of the contract provisions is the subject of the confidential treatment request.

8. Please refer to prior comment 10 of our letter dated April 19, 2007. In light of your dependence upon a limited number of customers for a substantial portion of your revenues, please include a discussion in the business section regarding your dependence on the customers you reference. See Item 101(c)(1)(vii) of Regulation S-K.

Use of Proceeds, page 24

9. Please refer to prior comment 14 of our letter dated April 19, 2007. Consistent with your response, please revise to disclose in this section the first two sentences of your response indicating that you expect to fund a significant portion of your working capital and general corporate purposes with internally generated funds from product sales and thus you do not have a specific plan, timeline or budget for the allocation of the net proceeds among potential general corporate purposes.

Management's Discussion and Analysis, page 31

10. We reissue prior comment 15 of our letter dated April 19, 2007. We note your revision to page 31 relating generally to the role and impact of technological

change and the introduction of new products and product enhancements; however, we did not find specific disclosure in your discussions relating to the results of operations or liquidity and capital resources as previously requested. As drafted, these sections do not discuss the driving forces that facilitated the growth you have experienced in recent periods or provide readers with management's insights into various aspects of the company's performance, such as how the company was affected by pricing pressures. In this regard, we note your disclosure regarding the increase in sales volume in response to prior comment 20. Please revise throughout this section to provide more robust disclosure regarding these matters.

Business

Competition, page 61

11. We reissue prior comment 29 of our letter dated April 19, 2007. With respect to the first paragraph in this section, although you have described the principal competitive factors in your marketplace, you have not provided your assessment of your competitive position with respect to each of these factors, and your assessment of your position relative to your principal competitors with respect to each of the principal competitive factors. In this regard, your statement that you "compete effectively" based on all of the factors is not responsive to our prior comment. In addition, we note the revisions with regard to added detailed disclosure about your competitors' resources. Without also providing comparative information as to your resources or describing how strongly you compete against the companies you have identified, the usefulness of this added disclosure regarding other companies' claims about themselves is unclear. Please revise to provide comparative, quantitative information about Netezza and to state a clear conclusion as to the significance of the information provided. To the extent Hewlett-Packard, Oracle, Sun Microsystems and EMC are considered dominant in the industry, you should identify this.

Compensation Discussion and Analysis, page 68

Components of our Executive Compensation Program, page 69

12. Please refer to prior comment 31 of our letter dated April 19, 2007. Please also identify the two private, venture-backed companies to which you refer. Note that Item 402(b)(2) (xiv) does not distinguish between these types of entities.

13. Please refer to prior comment 32 of our letter dated April 19, 2007. We note that you have provided general examples of individual objectives that might be included in evaluating an executive's performance. Please revise to provide specific disclosure of the individual objectives for each of the named executive

officers. In this regard, tabular disclosure may be useful in succinctly conveying the information. See Item 402(b)(2)(vii) of Regulation S-K.

14. Please refer to prior comment 35 of our letter dated April 19, 2007. We were unable to locate any discussion regarding your policies for allocating between cash and non-cash compensation. For instance, it is unclear to what extent cash bonuses affect equity grants under the long-term equity incentive program and whether there is a set ratio or balance you seek to attain between cash and non-cash compensation. Please revise as appropriate.

15. We note your response to prior comment 36 of our letter dated April 19, 2007. Please advise us as to the reasons that 402(b)(2)(ix) is not material and relevant your executive compensation program. Given that the compensation committee appears to retain discretion in awarding cash bonuses and equity compensation, this particular example would appear applicable to your executive compensation program. Please advise or revise.

You may contact Maryse Mills-Apenteng at 202-551-3457 regarding these comments. If you require further assistance you may contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 617-526-5000
        Patrick J. Rondeau, Esq.
        Wendell C. Taylor, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP